Exhibit 99.2

Citizens Holding Company Announces Acquisition of Charter Bank

Philadelphia, MS and Biloxi, MS, May 21, 2019 – Citizens Holding Company (“Citizens”) (Nasdaq: CIZN), the parent company of The Citizens Bank of Philadelphia (“Citizens Bank”) announced today the signing of a definitive merger agreement to acquire Charter Bank, (“Charter”). Upon completion of the merger, Charter will merge into Citizens Bank.

Based upon financial data as of March 31, 2019, the combined company will have approximately $1.2 billion in assets, deposits of $989 million, and gross loans of $569 million. The merger is expected to close in the fourth quarter of 2019, pending customary closing conditions, including receipt of required regulatory approvals and the approval by the shareholders of Charter.

Subject to the terms of the merger agreement, Charter shareholders will receive 0.39417 shares of Citizens’ common stock and $3.615 in cash for each outstanding share of Charter common stock. Based on Citizens’ closing price of $20.90 as of May 20, 2019, this equates to a per share value of $11.85 and an aggregate deal value of $20.0 million.

At March 31, 2019, Charter had approximately $161 million in total assets, $134 million in deposits and $110 million in gross loans. Charter operates four branches in the counties of Harrison and Jackson, Mississippi. The combination expands Citizens’ presence in its southern markets, creating the 10th largest bank by deposits in the combined counties of Hancock, Harrison and Jackson, otherwise known as the Mississippi Gulf Coast.

Upon completion of the merger, Gregory E. Cronin, Chief Executive Officer of Charter, will serve in a leadership position with Citizens. “Our Charter Bank Team is enthusiastic to be joining a well-respected community bank with a history of providing exceptional products and services to its markets,” remarked Cronin. “We believe that we can better serve our clients in our local communities.”

“Charter was founded by a group of individual bankers who believed their customers had a need for better banking services, and they have built their institution around the philosophy of making decisions that best serve the interests of their customers. At Citizens we share these values and are excited to be adding a similar franchise into our fold while bolstering our presence throughout the Mississippi Gulf Coast,” commented Gregory L. McKee, President & Chief Executive Officer of Citizens.

Keefe, Bruyette & Woods, Inc. served as financial advisor, and Baker, Donelson, Bearman, Caldwell & Berkowitz, PC served as legal counsel to Citizens. FIG Partners LLC served as financial advisor, and Butler Snow LLP served as legal counsel to Charter.

About Citizens Holding Company

Citizens Holding Company, headquartered in Philadelphia, Mississippi, is a financial holding company that owns The Citizens Bank of Philadelphia. Citizens currently has 23 banking locations in Mississippi and offers full-service commercial banking, mortgage lending and title insurance services in addition to a full range of Internet banking services. As of March 31, 2019, Citizens had $1.1 billion in total assets, $840 million in deposits, and $447 million in gross loans. For additional information, locations and hours of operation, please visit www.citizensholdingcompany.com.

About Charter Bank

Charter Bank, headquartered in Biloxi, Mississippi, was founded in 2008 and built around a relationship-based, full service business banking concept. Charter offers a broad range of commercial and consumer banking services to small and medium sized businesses, professional firms, individuals, civic groups and other organizations. As of March 31, 2019, Charter had $161 million in total assets, $134 million in deposits and $110 million in gross loans. For additional formation on Charter, please visit www.mycharterbank.com.

Important Additional Information will be Filed with the SEC:

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of Citizens or a solicitation of any vote or approval. Citizens will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this press release related to the transaction with the Securities and Exchange Commission (“SEC”) to register the shares of Citizens’ common stock to be issued to the shareholders of Charter. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Charter in advance of its special meeting of shareholders to be held to consider the proposed Charter merger. Before making any voting or investment decision, investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed Charter transaction, because they contain important information about Citizens, Charter and the proposed transaction. Shareholders are also urged to carefully review and consider Citizens’ public filings with the SEC, including, but not limited to, Annual Reports or Form 10-K, Quarterly Reports or Form 10-Q, Current Reports or Form 8-K and proxy statements. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, from Citizens at www.citizensholdingcompany.com under the tab “Investor Relations” or by directing a request to Citizens Holding Company, 521 East Main Street P.O. Box 209, Philadelphia, MS 39350, Attn.: Investor Relations.

Safe Harbor Statement:

Statements made in this press release that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties including, but not limited to, the successful completion and integration of the transaction contemplated in this release, which includes the retention of the acquired customer relationships, adverse changes in economic conditions, the impact of competitive products and pricing and the other risks set forth in Citizens’ filings with the SEC. As a result, actual results may differ materially from the forward-looking statements in this press release.

These factors are not necessarily all of the factors that could cause Citizens’, Charter’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Citizens’, Charter’s or the combined company’s results.

All forward-looking statements attributable to Citizens, Charter or the combined company, or persons acting on Citizens’ or Charter’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Citizens and Charter do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If Citizens or Charter update one or more forward-looking statements, no inference should be drawn that Citizens or Charter will make additional updates with respect to those or other forward-looking statements.

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